SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

Response to Official Letter No. 210/2019/CVM/SEP/GEA-2

Ambev S.A. (“Company”) refers to the Official Letter of the Brazilian Securities Commission No. 210/2019/CVM/SEP/GEA-2 (“Letter”), dated August 8, 2019 and attached hereto. The story published on August 8, 2019 on a blog hosted by O Estado de S. Paulo and transcribed in the Letter is allegedly based on the leak of information from a confidential judicial procedure, to which the Company had no access.

Regarding this matter, the Company already had clarified publicly through the press in 20161 that it previously had engaged Projeto Consultoria Empresarial e Financeira Ltda. to provide consulting services and, for approximately three years, paid it fixed monthly fees in line with the market.

The Company underscores its commitment to conducting business in a legal and ethical manner. As reflected in its Code of Business Conduct, the Company strictly requires compliance with all applicable laws, regulations and company policies.

Consistent with the Company’s principles, it will continue to review and monitor this matter.

São Paulo, August 9, 2019.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

1 https://politica.estadao.com.br/blogs/fausto-macedo/empresa-de-consultoria-de-palocci-recebeu-r-813-mi-de-47-clientes-aponta-receita/

Free Translation

Exhibit

Official Letter No. 210/2019/CVM/SEP/GEA-2

Rio de Janeiro, August 8, 2019.

To

FERNANDO MOMMENSOHN TENNENBAUM

Investor Relations Officer of

AMBEV S.A.

Rua Dr. Renato Paes de Barros, 1.017, ‒ Itaim Bibi

04530-001 São Paulo − SP

Tel.: (11) 2122-1414

E-mail: ri@ambev.com.br

C/C: [emails]

Subject: Request for clarifications with regard to articles published in the media

Dear Sir,

1.         We make reference to the article published on Fausto Macedo’s Blog, hosted at the webpage of the newspaper O Estado de S. Paulo (Estadão) on the world wide web on August 8, 2019, titled “Palocci’s collaboration agreement to the Federal Police implicates Ambev”, which contains the following information:

Palocci’s collaboration agreement to the Federal Police implicates Ambev

Former Minister of the Workers’ Party (Partido dos Trabalhadores – PT) affirms that the company made ‘undue payments’ to Lula and Dilma to prevent tax increase for alcoholic beverages

Rafael Moraes Moura and Breno Pires / Brasília

August 8, 2019 / 5:10am

A confidential decision by the Federal Supreme Court Minister Edson Fachin states that former Minister Antonio Palocci reported in his collaboration agreement to the Federal Police “undue payments” by Ambev to former presidents Luiz Inacio Lula da Silva and Dilma Rousseff, and to himself. It is the first time that the multinational beverage company appears in Lava Jato’s investigations. The company’s interest, according to Fachin’s document, was to prevent the tax increase (PIS/Cofins) on alcoholic beverages.

Free Translation

In the decision, to which the newspaper O Estado de S. Paulo had access, there is no mention to the date or amounts that were allegedly disbursed by the company. The details of Palocci’s collaboration are in other documents, the annexes, which are under secrecy. Fachin ordered the referral of 11 of these annexes to the Federal Court of São Paulo. The accusations of the former minister, including the ones concerning Ambev, are now under analysis by the Lava Jato task force in São Paulo.

The Federal Attorney General’s Office of São Paulo requested that the cases reported by Palocci be concentrated in the 6th Federal Criminal Court, which is specialized in financial crimes and money laundering. “In an initial assessment, the MPF believes that all cases include money laundering”, informed the Lava Jato task force to O Estado de S. Paulo.

Palocci's plea agreement was endorsed by Fachin in October of last year. The negotiation was made with the Federal Police, after the rejection of the proposal presented by the defense of the former minister of Dilma and Lula by the Federal Public Prosecutor’s Office.

In addition to Ambev’s alleged bribe payment, the Supreme Court’s document lists other episodes described by Palocci, such as the payment of undue advantage by banks, the alleged disbursement of R$ 3.5 million from the government of former Libyan dictator Muammar Gaddafi, for Lula’s campaign in 2002 and the allocation of money from contractors, via slush funds (caixa dois), to PT campaigns.

Consulting Services. In his decision, signed on April 11, Fachin noted that Palocci “elaborates a general description of the criminal organization integrated by the Workers' Party (PT) with the aim of obtaining undue advantages from business groups in return for the practice of ex officio acts in favor of the companies’ interests”.

Ambev was one of the companies that hired the services of Palocci’s consulting firm, Projeto Consultoria Empresarial e Financeira Ltda., for a three-year period, to provide consulting services through scenario and conjuncture analysis. A report from the Brazilian Federal Revenue produced in October 2016 mentions payments totaling R$1.21 million from the brewery to the former minister’s company.

Although Fachin’s decision does not relate Ambev’s alleged undue advantage payment to a specific episode, during Dilma’s government some announced tax increases for the beverage sector were postponed. In April 2014, for example, the federal government announced an increase in taxes on so-called cold drinks that would take effect in June of that year - but the date was postponed. At the time, the Ministry of Finance, Guido Mantega, said that the higher taxation on soft drinks, beers and energy drinks would come into effect at the beginning of September, and still in a staggering manner.

Free Translation

The decision was announced after a meeting of Mantega with representatives of beverage companies, hotels and bars. At that time, Mantega said he made a “pact with the sector” to avoid price increases during the World Cup, which took place in Brazil that year.

This week, Judge Danilo Pereira Júnior, from the 12th Federal Court of Curitiba, authorized the progression of Palocci’s conviction to the open regime. According to the decision, he will remain with ankle tag.

ANSWER BY AMBEV

When sought, Ambev did not want to comment on the content of Palocci’s collaboration.

ANSWER BY THE WORKERS’ PARTY

PT reported, by note, that Palocci “made a millionaire deal with Lava Jato to get out of jail with a lot of money in exchange for lies”. “Nothing he says about PT deserves credit, much less through alleged politically directed leaks,” the party said.

ANSWER BY LULA

Lula’s advisors said Palocci “is only a Lava Jato instrument to attack (the former president) with lies and narratives that cannot be confirmed by witnesses or documents.”

ANSWER BY DILMA

Dilma's advisors informed they would wait for the news to be published to eventually comment on the matter.

ANSWER BY PALOCCI

Palocci’s defense attorney, Tracy Reinaldet, informed that his client's declarations were still confidential. “For this reason, the former minister's defense does not comment on specific facts and does not confirm or undermine their veracity.”

2.         In this regard, we require your statement on the veracity of the statements made in the article, and, in an affirmative case, we request additional clarifications on the matter, as well as information on the reasons why the company understood that this matter is not a Material Fact, pursuant to CVM Ruling No. 358/02.

Free Translation

3.         Such statement shall include copy of this Official Letter and be uploaded to the IPE System, under the “Notice to the Market” category, type “Clarification on CVM/B3 questions”. The fulfillment of this request through a Notice to the Market does not exempt the possible determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Ruling No. 358/02.

4.         We emphasize that, under the terms of article 3 of CVM Ruling No. 358/02, the Investor Relations Officer is required to disclose and communicate to the CVM and, if appropriate, to the stock exchange and the organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact occurred or related to the company’s business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

5.         We also remind you of the obligation set forth in the sole paragraph of article 4 of CVM Instruction No. 358/02, to inquire the managers and controlling shareholders of the company, as well as all other person with access to material acts or facts, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

6.         We inform that it will be up to this administrative authority, under its legal attributions and, based on item II, article 9, of Law No. 6,385/76, and article 7 with article 9 of CVM Ruling No. 452/07, to determine the application of penalty, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, in case of failure to comply with this Official Letter by August 9, 2019.

Sincerely,

Guilherme Rocha Lopes (Manager)

Fernando Soares Vieira (Superintendent)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer